Robert J. Perna Vice President - General Counsel and Secretary	A. M. Castle & Co.

October 4, 2010

FILED BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Justin Dobie, Special Counsel

Re:      A. M. Castle & Co.
Form 10-K
Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A
Filed March 22, 2010
File No. 001-05415

Ladies and Gentlemen:

On behalf of A. M. Castle & Co. (the “Company” or “we”), I am submitting this letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2010, relating to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on March 22, 2010, with the file number set forth above.  To facilitate the Staff’s review, we have recited the comment from the Staff in bold type and have followed the comment with the Company’s response.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Objectives, page 16

1.	We note your disclosure on page 17 in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In evaluating whether any disclosure was required in response to Item 402(s) of Regulation S-K, the Company’s management conducted a review of our compensation policies and practices to assess whether such policies and practices as they relate to all employees are reasonably likely to have a material adverse effect on the Company.  This process included a review of our executive and non-executive compensation programs to determine if the provisions or operations of these programs create incentives for employees of the Company to take inappropriate or excessive risks that could materially impact the Company.

In conducting the Company’s risk assessment, numerous risk mitigation factors and controls were considered, including:

•
The Human Resources Committee of our Board of Directors is responsible for reviewing and approving executive compensation and incentive compensation plans applicable to senior management employees, including the establishment of performance goals for our short term and long term compensation plans.

•
The Company’s “clawback” policy allows our Human Resources Committee to seek to recover incentive compensation to executives in certain circumstances where there has been a restatement of previously issued financial results.

U.S. Securities and Exchange Commission
October 4, 2010

•	Executive equity ownership guidelines discourage excessive risk taking and encourage behaviors that are aligned with the long term interests of the Company’s shareholders.

•	We periodically review our compensation programs to assess the competitive market position of our compensation and alignment with industry practices.

•
Incentive plans for sales employees define eligibility and maximum payouts by position.  The components and targets for each sales employee are derived from company-wide performance metrics that are approved by the Human Resources Committee.

•
The Company’s short term incentive plans have defined maximum payout opportunities and are based on achievement of a balanced array of  performance targets, such as financial results, inventory reduction, safety performance and a qualitative assessment of performance on key initiatives.

•
The Company’s long term compensation plan provides for both time-vested and performance-based equity awards, with three-year vesting and performance periods to promote alignment with the long term interests of our shareholders.  The payout opportunity available to senior management employees under the plan are also capped.

Based on this review, management concluded that the risks arising from the Company’s employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  In February 2010, management reviewed and discussed the assessment process and conclusions with the Human Resources Committee, which concurred with management’s assessment.

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request additional information regarding the above, please do not hesitate to contact the undersigned at (847) 349-2516.

Sincerely,

/s/Robert J. Perna
Robert J. Perna
Vice President, General Counsel & Secretary